SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 7, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Release dated July 7, 2004 re France Telecom announces date of first half 2004 results publication.

www.francetelecom.com
July 7, 2004, Paris

France Telecom will release its first half 2004 preliminary results on Tuesday July 27th, 2004 before market opens.

Black out period will start on Friday July 16th, 2004 in the evening.

FRANCE TELECOM

Investor Relations Department

Walter Vejdovsky -[33 (0)1 4444 7009]

Karine Daniel -[33 (0)1 4444 2602]

Didier Kohn -[33 (0)1 4444 7253]

Marie-Claire Lampaert -[33 (0)1 4444 4223]

Olivier Mougeot -[33 (0)1 4444 8096]

Sophie Palliez-Capian -[33 (0)1 4444 0637]

Réza Samdjee -[33 (0)1 4444 2363]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: July 7, 2004	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information